Exhibit 16

November 19, 2004

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Datalink Corporation and, under the date of February 6, 2004 we reported on the financial statements of Datalink Corporation as of and for the years ended December 31, 2003 and 2002. On November 19, 2004 our appointment as principal accountants was terminated. We have read Datalink Corporation’s statements included under Item 4.01 of its Form 8-K dated November 19, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Datalink Corporation’s statement that the change was at the direction of the audit committee of the board of directors or the statements made under paragraph (b) of Item 4.01.

Very Truly Yours,

/S/ KPMG LLP